EXHIBIT 99.1

AGENDUM 1: CHANGES TO THE OFFICE LEASE WITH POSCO ENGINEERING
           & CONSTRUCTION CO., LTD.

BE IT RESOLVED THAT THE LEASE WITH POSCO ENGINEERING & CONSTRUCTION CO., LTD. FOR THE PARTIAL USE OF POSCO CENTER BE ALTERED AS FOLLOWS:

                          SECURITY DEPOSIT
       AREA                (MONTHLY RENT)               DATE OF CHANGE                  REMARKS
     ---------            ----------------              --------------          -----------------------
                                                                                  ALL OTHER TERMS AND
     5 FLOORS             1,659 MILLION WON                                     CONDITIONS OF THE LEASE
    (10,155 M2)           (166 MILLION WON)             DEC. 24, 2003              REMAIN UNCHANGED.





AGENDUM 2: SUPPORT (PARTIAL CONTRIBUTION) FOR THE DEVELOPMENT
           OF JEONNAM TECHNOPARK FY 2003 INTERIM DIVIDEND PAYOUT

TO BUILD JEONNAM TECHNOPARK, CONCRETE SUPPORTING PLANS ARE DECIDED AS FOLLOWS

     - FINANCIAL SUPPORT PLAN: CONTRIBUTION 10 BILLION WON CASH
      (2 BILLION WON WILL BE CONTRIBUTED EACH YEAR FROM THE FIRST TO THE FIFTH PERIOD)

     - CONTRIBUTION RECIPIENT: JEONNAM TECHNOPARK (LEGAL ENTITY)

     - ACCOUNTING: CONTRIBUTION IS A NON-OPERATING EXPENSE

     - CONTRIBUTION DATE: THE GENERAL SUPERINTENDENT,
                          GWANGYANG STEEL WORKS IS ENTRUSTED
                          WITH THE DETAILS OF CONTRIBUTION TIMING